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                             December 1, 2020

       David S. Schulz
       Senior Vice President and Chief Financial Officer
       WESCO International Inc
       225 West Station Square Drive Suite 700
       Pittsburgh, Pennsylvania 15219

                                                        Re: WESCO International
Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2020
                                                            Filed November 9,
2020
                                                            File No. 001-14989

       Dear Mr. Schulz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended September 30, 2020

       Management's Discussion and Analysis of Results of Operations and Financial Condition
       Company Overview
       Utility & Broadband Solutions, page 28

   1. You discuss your operations were impacted by "unfavorable business conditions" and quantify the
consolidated results for income from operations as adjusted for the Corporate segment. Please
consider providing more detailed discussion of your results of operations on an operating segment
basis for key drivers impacting on sales and income from
                                                        operations. It appears
the UBS segment was impacted by the pandemic to a greater
                                                        degree than your two
other operating segments for the nine months ended September 30,
                                                        2020. Refer to Item
303(b)(2) of Regulation S-K and Staff Release 33-8350.
 David S. Schulz
WESCO International Inc
December 1, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Robert Shapiro at 202-551-3273
with any questions.



FirstName LastNameDavid S. Schulz                         Sincerely,
Comapany NameWESCO International Inc
                                                          Division of
Corporation Finance
December 1, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName